Burcon NutraScience Holdings Corp.
1946 West Broadway

Vancouver, BC

V6J 1Z2

April 21, 2020

Merit Functional Foods Corporation
1601 C Silver Avenue

Winnipeg, Manitoba

R3J 4A1

Attention:  Ryan Bracken and Barry Tomiski

Re:  LC and Loan in the Amount of C$6,500,000

We are pleased to confirm that we are prepared to procure the LC (as defined below) and to make a loan to you in the above amount for the purposes described below in accordance with the terms and conditions set forth in this letter agreement (this "Agreement").

Terms used in this Agreement with initial capitals will have the meanings ascribed to them in this Agreement.

1. Loan Parties

The lender will be Burcon NutraScience Holdings Corp. (the "Lender"), a corporation incorporated under the laws of Canada, having a place of business at the address set out for it above.

The borrower will be Merit Functional Foods Corporation (the "Borrower"), a corporation incorporated under the laws of Canada, having a place of business at the address set out for it above.

RBT Holdco Ltd. ("RBT") and 10039406 Manitoba Ltd. ("Shaun Crew Holdco" and together with RBT, the "Other Shareholders") have also agreed to be bound by the terms of this Agreement.

The Other Shareholders and the Borrower are sometimes individually referred to as an "Obligor" and collectively the "Obligors".

2. LC, Loan and Purposes

In connection with the terms of the EDC Term Sheet (EDC Ref. No. : 72661) and funding by Export Development Canada ("EDC") (the "EDC Loan"), the Borrower must fulfill various obligations including, without limitation, establishment and maintenance of a Cost Overrun Account (as defined in the EDC Term Sheet) in the amount of [commercially sensitive information redacted].  C$6,500,000 of this amount is permitted to be funded by way of letter of credit.  The Lender has agreed to assist the Borrower to fulfill this obligation by obtaining a letter of credit from HSBC Bank Canada with EDC as named beneficiary (the "LC"), subject to the terms and conditions contained in this Agreement.

Delivery and ongoing maintenance of the LC by the Lender (or a designated affiliate) shall constitute a loan hereunder to and for the benefit of the Borrower.  As a condition precedent to the Lender (or a designated affiliate) procuring and thereafter delivering the LC to EDC, the Borrower hereby agrees to execute and deliver this Agreement to evidence the loan in the above-described amount of C$6,500,000 (the "Loan").

3. Availability of Loan and Term of LC

In consideration of the Lender (or a designated affiliate) procuring the delivery of the LC to EDC on or before April 22, 2020 or such later date on which the initial funding of the EDC Loan is to occur (the "Advance Date"), the Borrower hereby acknowledges and agrees that it is indebted to the Lender for the entire amount of the Loan from the Advance Date and obligated to pay interest on the Loan in accordance with the terms of this Agreement.

The commitment by the Lender to maintain the LC will terminate on the earlier of: (i)[commercially sensitive information redacted]; and (ii) September 30, 2020, unless extended by mutual agreement in writing of the Borrower and the Lender (the "Term").  [commercially sensitive information redacted].

If the LC is terminated or revoked by the Lender at any time prior to or at the expiry of the Term, then the principal amount of the Loan shall be deemed to have been repaid in full and the only payment obligation owing by the Borrower shall be the payment of interest pursuant to Section 4 below.

4. Interest

The principal amount of the Loan outstanding from time to time shall bear interest, both before and after maturity, default and judgment, at the rate of 5% per annum, compounded annually, and is payable by the Borrower by way of a lump sum balloon payment due at the end of the Term (the "Interest Payment Date").

Interest on amounts outstanding under the Loan shall accrue daily on the basis of actual number of days elapsed in the year of 365 days (or 366 days in a leap-year).

Interest on overdue interest under the Loan shall only accrue after demand and judgment at the same rate per annum and shall be payable on the first day of the next following monthly following the Interest Payment Date.

All calculations of interest shall be made by the Lender, and such calculations shall, in the absence of manifest mathematical error, be final, conclusive and binding on the Borrower.  The indebtedness of the Borrower in respect of the Loan made by the Lender to the Borrower and interest payable hereunder shall, absent manifest mathematical error, be conclusively evidenced by the books and records of the Lender.

5. Shareholder Loan and cancellation of LC

If [commercially sensitive information redacted]  and neither of the Other Shareholders of the Borrower are able to deliver a letter of credit in favour of EDC (which satisfies the requirements of the EDC Term Sheet) for their entire pro rata share of the LC amount (namely, 40% of C$6,500,000 for RBT and 20% C$6,500,000 for Shaun Crew Holdco) by September 30, 2020, then the Lender and the Other Shareholders will have the option, however shall not be obligated, to contribute their pro rata share of the amount equal to C$6,500,000 plus the interest accrued thereon up to September 30, 2020, as a capital contribution in the form of a shareholder loan (the "Shareholder Loan") to the Borrower (and contemporaneously terminate the LC and request EDC to return same to the Lender).  The shareholding interest of those shareholders making such contribution in the Borrower shall increase proportionately with the amount of such contribution made on behalf of the Other Shareholders that did not contribute, in accordance with the terms of Article 5 of the unanimous shareholders agreement dated May 23, 2019 made among RBT, Shaun Crew Holdco, the Lender and the Borrower (the "USA").  For the avoidance of doubt, if the Lender contributes the full Shareholder Loan amount, the Lender's shareholding interest in the Borrower will be adjusted in accordance with the following formula:

($6,500,000 plus total other amounts contributed by the Lender as of September 30, 2020) divided by (total amounts contributed by the Lender and the Other Shareholders as of September 30, 2020 plus $6,500,000).  For clarity, to the extent that interest accrued on the LC amount up to September 30, 2020 is contributed in addition to the $6,500,000, it shall be included in this calculation as well.

A numerical example setting out the change in shareholdings of the Lender and Other Shareholders if the Lender contributes the full Shareholder Loan amount is set out in Schedule "A" to this Agreement.

The Shareholder Loan shall be on terms substantially similar to the terms of the existing outstanding shareholder loans advanced to the Borrower prior to the date hereof.  Upon the termination of the LC, the Borrower shall repay the interest owing under the Loan out of the balance of the Shareholder Loan.

6. Draw(s) on the LC

If EDC (or any nominee on behalf of EDC) makes a draw ("Draw") on the LC prior to September 30, 2020 and each of the Other Shareholders of the Borrower are unable to reimburse the Lender for such Other Shareholder's entire pro rata share of the  amount of the Draw (namely, 40% of the Draw amount for RBT and 20% of the Draw amount for Shaun Crew Holdco) within ten (10) Business Days of receipt by the Other Shareholders of a written demand for payment by the Lender, the full Draw amount will be deemed a capital contribution ("Deemed Capital Contribution") in the form of a Shareholder Loan (in lieu of a making an actual cash contribution in the Borrower) by the Lender and the Lender's shareholding interest in the Borrower shall increase proportionately with such Deemed Capital Contribution in accordance with the terms of Article 5 of the USA (adapted, mutatis mutandis for the purposes of the Deemed Capital Contribution).  For the avoidance of doubt, the Lender's shareholding interest in the Borrower will be adjusted in accordance with the following formula in the event that EDC makes a Draw equal to the full LC Amount:

($6,500,000 plus total amounts contributed by the Lender as of the date of the Deemed Capital Contribution) divided by (total amounts contributed by all the Lender and the Other Shareholders as of the date of the Deemed Capital Contribution plus $6,500,000).

A numerical example setting out the change in shareholdings of the Lender and Other Shareholders if the Lender contributes the full Shareholder Loan amount is set out in Schedule "A" to this Agreement.

The Shareholder Loan shall be on terms substantially similar to the terms of the existing outstanding shareholder loans advanced to the Borrower prior to the date hereof, with such revisions as are necessary to reflect the Deemed Capital Contribution nature of the loan investment.

7. Conditions Precedent to Delivery of the LC

The LC shall not be delivered to EDC until satisfaction of the following conditions, which conditions precedent are included for the sole benefit of the Lender and are subject to waiver in whole or in part only by the Lender in its discretion:

(a) This Agreement shall have been executed and delivered by the Borrower and the Other Shareholders.

(b) All of the representations and warranties of each Obligor in this Agreement shall be true and correct as at the date hereof, and each Obligor shall have complied with all covenants on its part to be performed in this Agreement.

(c) No Event of Default shall have occurred and no event shall have occurred or condition exist which would, with the giving of notice or the passage of time or both, constitute an Event of Default.

8. Representations and Warranties

Each Obligor represents and warrants to the Lender, and acknowledges that the Lender is relying upon such representations and warranties in making the LC and Loan available, that as of this date:

(a) Each Obligor is duly incorporated, organized and validly subsisting under the laws of its jurisdiction of incorporation and is in good standing under the laws of each jurisdiction in which it carries on business or has assets.

(b) Each Obligor has all requisite corporate power and authority and all necessary licences and governmental approvals required to own and operate its business as currently conducted, to borrow, to give guarantees, to give security for such borrowing/guarantees and to otherwise to perform its obligations under this Agreement.

(c) All written information provided to the Lender by any Obligor in connection with the LC and Loan, including, without limitation, information relating to the financial position of the Obligors, is, in all material respects, true, complete and accurate.

(d) There are no actions or suits pending or, to the best of the Obligor's knowledge, threatened against or affecting the Borrower which, if determined against its interests would (i) result in a material adverse change in its financial position or its business or affairs or its title to, or interest in, its properties, or (ii) impair its ability to meet its liabilities or perform its obligations and covenants under this Agreement.

(e) Neither the execution nor the delivery of this Agreement nor the performance by the Obligor of any of its obligations hereunder or thereunder has resulted or will result in a breach of, or constitute a default under, any indenture, agreement or instrument to which it is a party or by which it is bound or be in contravention of its constating documents, by-laws or resolutions of its directors or shareholders.

The representations and warranties in this Agreement or contained in any certificates or documents delivered to the Lender pursuant to this Agreement shall not merge in or be prejudiced by and shall survive the delivery of the LC and advance of the Loan and shall continue in full force and effect so long as the LC is outstanding and any amounts are owing by the Obligors to the Lender.

9. Covenants

The Borrower and each Obligor covenant and agree with the Lender that:

(a) The Borrower shall use the LC solely to fulfill its obligation to maintain the Cost Overrun Account as required by the EDC Loan.

(b) If [commercially sensitive information redacted] or if the Lender converts the LC amount into a capital contribution (by Shareholder Loan) into the Borrower, the Borrower shall use such amount solely to fulfill its obligation to maintain the Cost Overrun Account as required by the EDC Loan.

(c) Each Obligor shall do, observe and perform or cause to be done, observed or performed all of its obligations under this Agreement.

(d) Each Obligor shall, forthwith upon becoming aware of the same, promptly advise the Lender of any Event of Default or non-compliance with the requirements of this Agreement.

(e) The Borrower shall indemnify the Lender against all losses, damages, expenses and liabilities incurred or sustained by the Lender as a result of any failure by the Borrower to fulfil the terms and conditions of this Agreement.

(f) Each Obligor shall, at the request of the Lender, execute and deliver or cause to be executed and delivered, all such other loan documents as the Lender may require from time to time, and all such other documents, instruments or certificates as the Lender may reasonably require from time to time for the purpose of giving full effect to this Agreement.

10. Events of Default

Upon the happening of any of the following events (each an "Event of Default"), the Lender may, by notice in writing to the Borrower, terminate the LC, require immediate payment of all amounts owing under this Agreement and enforce all of its rights and remedies under the USA in connection with Sections 5 and 6 of this Agreement:

(a) If the Borrower fails to pay to the Lender any amount of interest due on the Interest Payment Date for a period of fifteen (15) days after such interest is due.

(b) Except as set forth in (1) above, if any Obligor commits a default under or breaches any of the covenants on its part to be performed in this Agreement or pursuant to this Agreement (including pursuant to Sections 5 and 6 of this Agreement) and such default or breach continues for a period of ten (10) Business Days or more.

(c) If an order is made or an effective resolution is passed for the winding-up, liquidation, reorganization or dissolution of any Obligor, or if any Obligor makes a general assignment for the benefit of creditors or proposal under the Bankruptcy and Insolvency Act (Canada), or under similar legislation in any other jurisdiction, or is declared bankrupt, or if a custodian or a sequestrator or a receiver or a receiver and manager or any other officer with similar powers is appointed for the Borrower or its property or any portion of such property which is, in the Lender's opinion, substantial.

(d) If any representation or warranty made by any Obligor in this Agreement or any related document, agreement or certificate, is found to be false or incorrect in any way so as to make it materially misleading when made.

(e) If this Agreement for any reason ceases to be in full force and effect or is declared null and void, or the validity or enforceability of this Agreement is contested by any Obligor, or any Obligor denies that it has any further liability or obligation hereunder or thereunder.

11. Miscellaneous

(a) Defined Terms:

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Vancouver, British Columbia or Winnipeg, Manitoba.

(b) Any notice, direction or other communication required or permitted to be given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) if to any Obligor, to it at:

1601 C Silver Avenue Winnipeg, MB R3J 4A1

Attention:	Co-CEO's

Telephone:	(204) 998-8884

(b) if to the Lender, to it at:

1946 West Broadway Vancouver, BC V6J 1Z2

Attention:	Johann F. Tergesen

Telephone:	604-733-0896
Facsimile:	604-733-8821

Any communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Vancouver time), (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission.  Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

(c) Prior to issuance of the LC, the Borrower shall reimburse the Lender for all bank charges and costs for obtaining the LC and for all reasonable costs, fees and out-of-pocket expenses (including fees and expenses of legal, tax and other advisors) reasonably and properly incurred by it in connection with its preparation, negotiation and execution of this Agreement and all costs incurred by the Lender in enforcing its rights hereunder, including, without limitation, the fees and disbursements of counsel to the Lender.

(d) All dollar amounts referred to in this Agreement shall be deemed to refer to Canadian dollars.

(e) This Agreement may not be assigned by any Obligor without the prior written consent of the Lender.

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the Laws of Canada applicable therein.

In this Agreement: (i) reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise; (ii) references to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and (iii) reference to any agreement, instrument, permit or other document shall include reference to such agreement, instrument, permit or other document as the same may from time to time be amended, supplemented or restated.

As the context requires, words importing the singular number shall include the plural and vice versa, and words importing gender including the masculine, feminine and neuter genders.  All accounting terms not otherwise specifically defined in this Agreement shall be construed in accordance with generally accepted accounting principles consistently applied.

[execution page(s) follow]

Please evidence your agreement to and acceptance of this Agreement by signing and returning the enclosed copy on or before April 21, 2020.

Yours truly,
BURCON NUTRASCIENCE HOLDINGS CORP.

By:	"Johann F. Tergesen"
Authorized Signatory

The undersigned Borrower agrees to and accepts this Agreement on and subject to its terms and conditions, as of April 21, 2020.

MERIT FUNCTIONAL FOODS CORPORATION

By:	"Ryan Bracken"
Authorized Signatory

The undersigned Obligors agree to and accept this Agreement on and subject to its terms and conditions, as of April 21, 2020.

RBT HOLDCO LTD.

By:	"Barry Tomiski"
Authorized Signatory

10039406 MANITOBA LTD.

"Shaun W. Crew"
Authorized Signatory

SCHEDULE "A"

[commercially sensitive information redacted]